Filed Pursuant to Rule 433
Registration Statement No. 333-276823
Relating to Preliminary Prospectus Supplement dated December 3, 2024

TAPESTRY, INC.

PRICING TERM SHEET

December 4, 2024

$750,000,000 5.100% Senior Notes due 2030

$750,000,000 5.500% Senior Notes due 2035

Issuer:	Tapestry, Inc.
Expected Ratings (Moody’s/S&P)*:	Baa2/BBB
Securities:	5.100% Senior Notes due 2030 (the “2030 Notes”) 5.500% Senior Notes due 2035 (the “2035 Notes”)
Trade Date:	December 4, 2024
Settlement Date:	December 11, 2024 (T+5)
Size:	2030 Notes: $750,000,000 2035 Notes: $750,000,000

Maturity:	2030 Notes: March 11, 2030 2035 Notes: March 11, 2035
Coupon (Interest Rate):	2030 Notes: 5.100% 2035 Notes: 5.500%
Yield to Maturity:	2030 Notes: 5.122% 2035 Notes: 5.514%
Spread to Benchmark Treasury:	2030 Notes: +105 basis points 2035 Notes: +132 basis points
Benchmark Treasury:	2030 Notes: 4.125% due November 30, 2029 2035 Notes: 4.250% due November 15, 2034
Benchmark Treasury Price and Yield:	2030 Notes: 100-07+; 4.072% 2035 Notes: 100-14+; 4.194%

Interest Payment Dates:
2030 Notes: Semi-annually on each March 11 and September 11 of each year, commencing on September 11, 2025
2035 Notes: Semi-annually on each March 11 and September 11 of each year, commencing on September 11, 2025

Optional Redemption:
The 2030 Notes will be redeemable, at the Issuer’s option, in whole or in part, from settlement until February 11, 2030 (the date that is one month prior to the scheduled maturity date), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2030 Notes to be redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2030 Notes matured on February 11, 2030) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued but not paid to, but excluding, the redemption date, plus, in the case of each of (i) and (ii), accrued and unpaid interest on the 2030 Notes to be redeemed to, but excluding, the date of redemption.

The 2035 Notes will be redeemable, at the Issuer’s option, in whole or in part, from settlement until December 11, 2034 (the date that is three months prior to the scheduled maturity date), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2035 Notes to be redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 Notes matured on December 11, 2034) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued but not paid to, but excluding, the redemption date, plus, in the case of each of (i) and (ii), accrued and unpaid interest on the 2035 Notes to be redeemed to, but excluding, the date of redemption.

Par Call:	2030 Notes: On or after February 11, 2030 2035 Notes: On or after December 11, 2034
Change of Control Offer to Purchase:
If a change of control triggering event occurs, the Issuer will be required to make an offer to purchase the Notes at a purchase price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Price to Public:	2030 Notes: 99.876% 2035 Notes: 99.864%
Underwriting Discount:	2030 Notes: 0.600% 2035 Notes: 0.650%

Net Proceeds to Issuer before Expenses:	2030 Notes: 99.276% 2035 Notes: 99.214%
CUSIP Number:	2030 Notes: 876030 AK3 2035 Notes: 876030 AL1
ISIN Number:	2030 Notes: US876030AK37 2035 Notes: US876030AL10
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	30/360
Payment Business Days:	New York
Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC J.P. Morgan Securities LLC HSBC Securities (USA) Inc.
Senior Co-Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.
Co-Managers:
ANZ Securities, Inc.
BNP Paribas Securities Corp.
Goldman Sachs & Co. LLC
ING Financial Markets LLC
MUFG Securities Americas Inc.
Santander US Capital Markets LLC
Academy Securities, Inc.
Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the Notes will be made against payment therefor on or about December 11, 2024, which will be the fifth business day following the date of the pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the Notes prior to the first business day before delivery should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BofA Securities, Inc., Morgan Stanley & Co. LLC or J.P. Morgan Securities LLC can arrange to send you the prospectus if you request it by calling or e-mailing BofA Securities, Inc. (call 1-800-294-1322 or e-mail dg.prospectus_requests@bofa.com), Morgan Stanley & Co. LLC (call toll free 1-866-718-1649) or J.P. Morgan Securities LLC (call 1-212-834-4533).

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying base prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying base prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying base prospectus.

No EEA PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA.

No UK PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the United Kingdom.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.